

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

J. Michael Hansen
Chief Financial Officer
Cintas Corporation
6800 Cintas Boulevard
Cincinnati, OH 45262

     Re: Cintas Corporation
         Form 10-K for the Fiscal Year Ended May 31, 2021
         File No. 000-11399

Dear Mr. Hansen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing

cc: Brock Denton